September 19, 2007

VIA EDGAR AND FACSIMILE

Mr. John P. Nolan, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unibanco - Union of Brazilian Banks S.A. Unibanco Holdings S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 1-14640 and 1-14640-01)

Dear Mr. Nolan and Ms. Cooper:

By letter dated September 10, 2007 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission provided certain comments to the annual report on Form 20-F for the fiscal year ended December 31, 2006, as filed on June 18, 2007 by Unibanco – Union of Brazilian Banks S.A. (“Unibanco”) and its parent company Unibanco Holdings S.A. (together with Unibanco, the “Companies”). The Staff has requested that the Companies respond to the Comment Letter within ten (10) business days or otherwise inform the Staff when we will respond.

We have reviewed the Comment Letter and we are in the process of preparing our response. As our outside counsel, Francesca Lavin, indicated by way of voicemail messages to Mr. Nolan and Ms. Cooper on September 19, 2007, we intend to submit such response to you no later than October 5, 2007.

Thank you for your consideration. If you or any other member of the Staff has any questions, please do not hesitate to contact Francesca Lavin or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Geraldo Travaglia Filho
Chief Executive Officer of Unibanco – Union of Brazilian Banks S.A.

/s/ Geraldo Travaglia Filho
Chief Executive Officer of Unibanco Holdings S.A.

cc:	Francesca Lavin, Esq. Vanessa Gonzalez, Esq.

Cleary Gottlieb Steen & Hamilton LLP